Vin Social
Profit and Loss
January - December 2021

	Total
Income	
41150 Marketplace	-149.82
41200 Shipping and Delivery Income - Online	27,585.02
41400 Events	1,076,359.40
41600 Membership Income	-394.63
41700 Sales - Other	9,556.00
Total Income	**$ 1,112,955.97**
Cost of Goods Sold	
51100 Cost of Goods Sold - Product	93,667.00
51125 Cost of Materials & Supplies - Online	184.81
51150 Cost of Materials & Supplies - Service	7,237.01
51175 Cost of Materials & Supplies - Subscription	4,445.32
51200 Cost of Wine - Online	1,305.50
51225 Cost of Wine - Service	21,058.72
51250 Cost of Wine - Subscription	3,355.04
51325 Product Packaging COGS - Service	8,373.00
51500 Contract Labor - Soms Service COGS	300.00
51600 Cost of Goods Sold - Infrastructure	15,000.00
51625 Cost of Goods Sold - Other	4,006.94
51750 Freight Out COGS - Service	3,131.14
51800 Shipping and Delivery COGS - Online	26.79
51825 Shipping and Delivery COGS - Service	119,425.29
Total Cost of Goods Sold	**$ 281,516.56**
Gross Profit	**$ 831,439.41**
Expenses	
61150 Stipends and Other Benefits	2,049.68
61500 Employee Benefits - Meals	774.43
61700 Employee Events	1,846.29
62200 Travel Transportation - team	2,922.03
62300 Travel - Lodging - Team	6,041.39
62350 Travel - Transportation - External	2,344.98
62360 Hotel and Lodging - external	72.72
62450 Meals - external	591.21
64100 Office Supplies	5,159.03
64200 Dues & Misc. Expenses	5,459.87
64350 Gifts - Admin	171.62
64400 Bank Charges & Fees	4,643.67
64450 Merchant Processor Fees	20,005.37
64480 Finance fees and Related costs	750.00
64500 Shipping, freight and Delivery	2,579.96
65100 Marketing & Advertising	9,631.46
65150 Gifts - Marketing	1,406.15
65170 Design Services	2,000.00

65180 Marketing Agency		32,813.97
65350 Print and Production		5,688.09
65850 Promotional Entertainment		313.15
67400 Software Subscription		18,680.56
67420 Memberships		395.00
67425 Infrastructure & Regular Services		16,000.00
68100 Professional & Consulting Fees		32,090.47
68110 Operational Support Fees - Service		7,334.80
68120 Other Professional Fees		10,975.00
68130 Operational Support Fees - Subscription		8,390.14
68150 Consulting Fees		449,616.39
68160 Tech Support Services		12.00
68300 Legal Corporate		9,379.00
68500 Contractors		11,676.50
68520 Professional fees and Contract Services		13,603.25
68550 Meals & Entertainment		1,138.28
68560 Other R&D		190.31
69200 Insurance		4,799.93
69300 Utilities		5,578.82
69999 Uncategorized Expense		33,466.14
Total Expenses	**$**	**730,591.66**
Net Operating Income	**$**	**100,847.75**
Other Income		
71200 Other Income		40.00
Total Other Income	**$**	**40.00**
Other Expenses		
72100 Interest Expense - Debt		56,624.71
81100 Tax Expense		167.17
81180 Tax Expense - Other		44.38
89999 Reconciliation Discrepancies		4,088.97
Total Other Expenses	**$**	**60,925.23**
Net Other Income	**-$**	**60,885.23**
Net Income	**$**	**39,962.52**